Exhibit 99.1

FENNEC PHARMACEUTICALS ANNOUNCES FIRST QUARTER 2022 FINANCIAL RESULTS AND PROVIDES BUSINESS UPDATE

~ FDA Prescription Drug User Fee Act (PDUFA) Target Action Date Set for September 23, 2022 ~

~ If Approved by the FDA, PEDMARKTM Stands to Be the First Therapy for the Prevention of Cisplatin-Induced Hearing Loss in Children ~

~ Company Has Approximately $18.3 Million in Cash and $5 Million of Funded Debt ~

Research Triangle Park, NC, May 12, 2022 – Fennec Pharmaceuticals Inc. (NASDAQ:FENC; TSX: FRX), a specialty pharmaceutical company focused on the development of PEDMARKTM (a unique formulation of sodium thiosulfate (STS)) for the prevention of platinum-induced ototoxicity in pediatric patients, today reported its financial results for the fiscal quarter ended March 31, 2022 and provided a business update.

“We are pleased that the FDA has accepted our resubmission of the NDA for PEDMARKTM,” said Rosty Raykov, chief executive officer of Fennec Pharmaceuticals. “While we are working closely with the FDA to facilitate their review of our NDA, we continued to execute against key initiatives across our commercial, clinical, and manufacturing operations. Our commercial team is actively preparing for launch readiness as we await a decision from the FDA by the September 23, 2022 PDUFA target action date.”

Upcoming Investor Event

●	Annual Meeting of Shareholders – Fennec would like to invite shareholders to attend its Annual General Meeting on Tuesday, June 14, 2022 at 11:00 a.m. ET, which will be held in person at The Fifty Sonesta Select Hotel, The Den Room, 155 East 50th Street at Third Avenue, New York, NY 10022, USA, or online by visiting www.virtualshareholdermeeting.com/FENC2022.

Financial Results for the First Quarter 2022

●	Cash Position – Cash and cash equivalents were $18.3 million as of March 31, 2022. The decrease in cash and cash equivalents between March 31, 2022 and December 31, 2021, is the result of expenses related to the development and preparation of our New Drug Application (NDA) resubmission of PEDMARKTM and general and administrative expenses.
●	Research and Development (R&D) Expenses – R&D expenses were $1.4 million for the first quarter ended March 31, 2022 compared to $2.4 million for the same period in 2021. R&D expenses decreased by $1.0 million for the three months ended March 31, 2022 over the same period in 2021 as the Company’s development activities decreased Company’s as efforts on year over year basis were less focused on development and shifted towards pre commercialization activities.
●	General and Administrative (G&A) Expenses – G&A expenses were $2.1 million for the first quarter ended March 31, 2022, compared to $2.5 million for the same period in 2021. The decrease in general and administrative expenses over same period in 2021 reflects select expenses associated with pre-commercialization not needing to be repeated as they were completed in 2021.
●	Net Loss – Net loss for the quarter ended March 31, 2022 was $3.7 million ($0.14 per share), compared to $4.7million ($0.18 per share) for the same period in 2021.

Financial Update

The selected financial data presented below is derived from our unaudited condensed consolidated financial statements, which were prepared in accordance with U.S. generally accepted accounting principles. The complete unaudited condensed consolidated financial statements for the period ended March 31, 2022 and management's discussion and analysis of financial condition and results of operations will be available via www.sec.gov and www.sedar.com. All values are presented in thousands unless otherwise noted.

Unaudited Condensed Consolidated

Statements of Operations:

(U.S. Dollars in thousands except per share amounts)

	Three Months Ended
	March 31,	March 31,
	2022	2021

Revenue	$-	$-

Operating expenses:
Research and development	1,437	2,416
General and administrative	2,109	2,507

Loss from operations	(3,546)	(4,923)

Other (expense)/income
Unrealized (loss)/gain on securities	(91)	182
Amortization expense	(7)	-
Interest expense and other	(61)	(8)
Net interest income	9	16
Total other (expense)/income, net	(150)	190

Net (loss)	$(3,696)	$(4,733)

Basic net (loss) per common share	$(0.14)	$(0.18)

Diluted net (loss) per common share	$(0.14)	$(0.18)

Fennec Pharmaceuticals Inc.
Balance Sheets
(U.S. Dollars in thousands)

	Unaudited March 31, 2022	Audited December 31, 2021
Assets
Current assets
Cash and cash equivalents	$18,259	$21,100
Other current assets	869	1,287
Non-current assets, net	21	27
Total assets	$19,149	$22,414

Liabilities and stockholders’ equity
Current liabilities	$2,136	$1,654
Non-current liabilities, net	4,489	4,988
Total stockholders’ equity	12,524	15,772
Total liabilities and stockholders’ equity	$19,149	$22,414

Working Capital	Fiscal Year Ended
Selected Asset and Liability Data:	March 31, 2022	December 31, 2021
(U.S. Dollars in thousands)
Cash and cash equivalents	$18,259	$21,100
Other current assets	869	1,287
Current liabilities	(2,136)	(1,654)
Working capital	$16,992	$20,733

Selected Equity:
Common stock & APIC	$194,463	$194,015
Accumulated deficit	(183,182)	(179,486)
Stockholders’ equity	12,524	15,772

About PEDMARK™

Cisplatin and other platinum compounds are essential chemotherapeutic agents for many pediatric malignancies. Unfortunately, platinum-based therapies cause ototoxicity, or hearing loss, which is permanent, irreversible and particularly harmful to the survivors of pediatric cancer.

In the U.S. and Europe, it is estimated that, annually, over 10,000 children may receive platinum-based chemotherapy. The incidence of ototoxicity depends upon the dose and duration of chemotherapy, and many of these children require lifelong hearing aids. There is currently no established preventive agent for this hearing loss and only expensive, technically difficult and sub-optimal cochlear (inner ear) implants have been shown to provide some benefit. Infants and young children that suffer ototoxicity at critical stages of development lack speech language development and literacy, and older children and adolescents lack social-emotional development and educational achievement.

PEDMARK has been studied by cooperative groups in two Phase 3 clinical studies of survival and reduction of ototoxicity, The Clinical Oncology Group Protocol ACCL0431 and SIOPEL 6. Both studies have been completed. The COG ACCL0431 protocol enrolled childhood cancers typically treated with intensive cisplatin therapy for localized and disseminated disease, including newly diagnosed hepatoblastoma, germ cell tumor, osteosarcoma, neuroblastoma, and medulloblastoma. SIOPEL 6 enrolled only hepatoblastoma patients with localized tumors.

The Marketing Authorization Application (MAA) for sodium thiosulfate (tradename PEDMARQSI) is currently under evaluation by the European Medicines Agency (EMA). PEDMARK has received Breakthrough Therapy and Fast Track Designation by the FDA in March 2018.

About Fennec Pharmaceuticals

Fennec Pharmaceuticals Inc. is a specialty pharmaceutical company focused on the development of PEDMARK™ for the prevention of platinum-induced ototoxicity in pediatric patients. Further, PEDMARK has received Orphan Drug Designation in the U.S. for this potential use. Fennec has a license agreement with Oregon Health and Science University (OHSU) for exclusive worldwide license rights to intellectual property directed to sodium thiosulfate and its use for chemoprotection, including the prevention of ototoxicity induced by platinum chemotherapy, in humans. For more information, please visit www.fennecpharma.com

Forward Looking Statements

Except for historical information described in this press release, all other statements are forward-looking. Words such as “believe,” “anticipate,” “plan,” “expect,” “estimate,” “intend,” “may,” “will,” or the negative of those terms, and similar expressions, are intended to identify forward-looking statements. These forward-looking statements include the Company’s expectations regarding its interactions and communications with the FDA, including the Company’s expectations and goals respecting the NDA resubmission for PEDMARK™. Obtaining Fast Track Designation and Breakthrough Therapy Designation by the FDA is no guarantee that the FDA will approve the NDA resubmission of PEDMARK Forward-looking statements are subject to certain risks and uncertainties inherent in the Company’s business that could cause actual results to vary, including the risk that unforeseen factors may result in delays in or failure to obtain FDA approval of PEDMARK, the risks and uncertainties relating to the Company’s reliance on third party manufacturing, the risks that the Company’s NDA resubmission does not adequately address the concerns identified in the CRL previously provided by the FDA, the risk that the NDA resubmission to the FDA will not be satisfactory, that regulatory and guideline developments may change, scientific data and/or manufacturing capabilities may not be sufficient to meet regulatory standards or receipt of required regulatory clearances or approvals, clinical results may not be replicated in actual patient settings, unforeseen global instability, including political instability, or instability from an outbreak of pandemic or contagious disease, such as the novel coronavirus (COVID-19), or surrounding the duration and severity of an outbreak, protection offered by the Company’s patents and patent applications may be challenged, invalidated or circumvented by its competitors, the available market for the Company’s products will not be as large as expected, the Company’s products will not be able to penetrate one or more targeted markets, revenues will not be sufficient to fund further development and clinical studies, the Company may not meet its future capital requirements in different countries and municipalities, and other risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission including its Annual Report on Form 10-K for the year ended December 31, 2021.  Fennec disclaims any obligation to update these forward-looking statements except as required by law.

For a more detailed discussion of related risk factors, please refer to our public filings available at www.sec.gov and www.sedar.com.

For further information, please contact:

Investors:

Robert Andrade

Chief Financial Officer

Fennec Pharmaceuticals Inc.

(919) 246-5299

Media:

Elixir Health Public Relations

Lindsay Rocco

(862) 596-1304

lrocco@elixirhealthpr.com